

October 17, 2023

Richard Schlenker, Jr.
Chief Financial Officer
Exponent, Inc.
149 Commonwealth Drive
Menlo Park, CA 94025

      Re: Exponent, Inc.
          Form 10-K for the Fiscal Year Ended December 30, 2022
          Item 2.02 Form 8-K dated July 27, 2023
          File No. 000-18655

Dear Richard Schlenker:

      We have reviewed your filings and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 31

1.   You state on page 46 that "[a]ny mark-up on reimbursable expenses is included in revenues before reimbursements." Please tell us how you determined that excluding the reimbursable expenses from the denominator of your "EBITDA as a % of revenues before reimbursements" calculation does not result in an individually tailored revenue recognition. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Item 2.02 Form 8-K dated July 27, 2023

Business Outlook

2.   You provide a range of forward-looking EBITDA as a % of revenues before reimbursements, a non-GAAP financial measure, for the third quarter of fiscal year 2023 and full fiscal year 2023. Please provide a reconciliation to the most directly comparable

GAAP financial measure or a statement that providing such reconciliation requires unreasonable efforts. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(b) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services